Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Company. The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the Consolidated Financial Statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Annual Report on Internal Control Over Financial Reporting” on page 37 of the 2011 Annual Management’s Discussion and Analysis. Management is also responsible for the preparation and presentation of other financial information included in the 2011 Annual Report and its consistency with the Consolidated Financial Statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Consolidated Financial Statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the Consolidated Financial Statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The Consolidated Financial Statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the Consolidated Financial Statements of the Company. In addition, our auditors have issued an attestation report on the Company’s internal controls over financial reporting as at October 2, 2011. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Laurence G. Sellyn)

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice-President,
Chief Financial and Administrative Officer

December 9, 2011

GILDAN 2011 REPORT TO SHAREHOLDERS P.50

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited the accompanying consolidated balance sheets of Gildan Activewear Inc. (the "Company") and subsidiaries as at October 2, 2011 and October 3, 2010 and the related consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years ended October 2, 2011, October 3, 2010 and October 4, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as at October 2, 2011 and October 3, 2010, and the results of their operations and their cash flows for the years ended October 2, 2011, October 3, 2010 and October 4, 2009, in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at October 2, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 30, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Chartered Accountants
Montréal, Canada
November 30, 2011

*CA Auditor permit no 20408	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

GILDAN 2011 REPORT TO SHAREHOLDERS P.51

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited Gildan Activewear Inc.'s internal control over financial reporting as at October 2, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gildan Activewear Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over the financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gildan Activewear Inc. maintained, in all material respects, effective internal control over financial reporting as at October 2, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has excluded from its assessment of the effectiveness of internal control over financial reporting as of October 2, 2011 the internal control over financial reporting of Gold Toe Moretz Holdings Corp. ("Gold Toe Moretz") which Gildan Activewear Inc. acquired on April 15, 2011. The total assets and total net sales of Gold Toe Moretz represent approximately 24% of the consolidated total assets and approximately 7% of the consolidated net sales included in the consolidated financial statements of Gildan Activewear Inc. as of and for the year ended October 2, 2011. Our audit of internal control over financial reporting of Gildan Activewear Inc. also excluded an evaluation of the internal control over financial reporting of Gold Toe Moretz.

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated November 30, 2011 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Montréal, Canada
November 30, 2011

*CA Auditor permit no 20408	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

GILDAN 2011 REPORT TO SHAREHOLDERS P.52

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED BALANCE SHEETS
As at October 2, 2011 and October 3, 2010
(in thousands of U.S. dollars)

	2011	2010

Current assets:
Cash and cash equivalents	$88,802	$258,442
Trade accounts receivable	191,594	145,684
Income taxes receivable	515	-
Inventories (note 3)	575,594	332,542
Prepaid expenses and deposits	10,966	9,584
Future income taxes (note 15)	11,666	6,340
Other current assets	9,307	9,079
	888,444	761,671
Property, plant and equipment (note 4)	565,398	479,292
Assets held for sale (note 16)	13,142	3,246
Intangible assets (note 5(b))	256,467	61,321
Goodwill (note 5(a))	153,219	10,197
Other assets (note 6)	13,051	11,805
Total assets	$1,889,721	$1,327,532

Current liabilities:
Accounts payable and accrued liabilities	$315,269	$186,205
Income taxes payable	-	5,024
	315,269	191,229
Long-term debt (note 8)	209,000	-
Future income taxes (note 15)	26,575	10,816
Non-controlling interest in consolidated joint venture	11,562	11,058

Commitments and contingencies (note 13)

Shareholders' equity (note 10):
Share capital	100,436	97,036
Contributed surplus	16,526	10,091

Retained earnings	1,184,781	982,764
Accumulated other comprehensive income	25,572	24,538
	1,210,353	1,007,302
	1,327,315	1,114,429

Total liabilities and shareholders' equity	$1,889,721	$1,327,532

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: William D. Anderson)
Director	Director
Glenn J. Chamandy	William D. Anderson

GILDAN 2011 REPORT TO SHAREHOLDERS P.53

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Years ended October 2, 2011, October 3, 2010 and October 4, 2009
(in thousands of U.S. dollars, except per share data)

	2011	2010	2009
Net sales	$1,726,041	$1,311,463	$1,038,319
Cost of sales (note 20(c))	1,288,293	947,206	807,986
Gross profit	437,748	364,257	230,333
Selling, general and administrative expenses	199,132	154,674	134,785
Restructuring and acquisition-related costs (note 16)	8,465	8,705	6,199
Operating income	230,151	200,878	89,349
Financial expense (income), net (note 22(b))	5,485	751	(304)
Non-controlling interest in consolidated joint venture	504	3,786	110
Earnings before income taxes	224,162	196,341	89,543
Income taxes (note 15)	(15,742)	(1,904)	(5,786)
Net earnings	239,904	198,245	95,329
Other comprehensive income (loss), net of related income taxes (note 17)	1,034	(1,710)	-
Comprehensive income	$240,938	$196,535	$95,329

Earnings per share:
Basic EPS (note 18)	$1.97	$1.64	$0.79
Diluted EPS (note 18)	$1.96	$1.63	$0.79

See accompanying notes to consolidated financial statements.

GILDAN 2011 REPORT TO SHAREHOLDERS P.54

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended October 2, 2011, October 3, 2010 and October 4, 2009
(in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity
Balance, October 5, 2008	120,536	$89,377	$6,728	$26,248	$689,190	$811,543
Stock-based compensation related to stock options and Treasury restricted share units	-	-	3,007	-	-	3,007
Shares issued under employee share purchase plan	58	781	-	-	-	781
Shares issued pursuant to exercise of stock options	54	125	-	-	-	125
Shares issued pursuant to vesting of Treasury restricted share units	315	2,759	(2,759)	-	-	-
Net earnings	-	-	-	-	95,329	95,329
Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785
Stock-based compensation related to stock options and Treasury restricted share units	-	-	4,081	-	-	4,081
Recovery related to repricing of stock options previously exercised (note 11(b))	-	-	1,159	-	-	1,159
Shares issued under employee share purchase plan	24	628	-	-	-	628
Shares issued pursuant to exercise of stock options	183	1,251	(10)	-	-	1,241
Shares issued pursuant to vesting of Treasury restricted share units	182	2,115	(2,115)	-	-	-
Other comprehensive loss (note 17)	-	-	-	(1,710)	-	(1,710)
Net earnings	-	-	-	-	198,245	198,245
Balance, October 3, 2010	121,352	$97,036	$10,091	$24,538	$982,764	$1,114,429
Stock-based compensation related to stock options and Treasury restricted share units	-	-	4,899	-	-	4,899
Shares issued under employee share purchase plan	23	642	-	-	-	642
Shares issued pursuant to exercise of stock options	379	3,594	(219)	-	-	3,375
Shares issued pursuant to vesting of Treasury restricted share units	26	588	(588)	-	-	-
Shares issued as consideration for costs incurred in a business acquisition (note 19(c))	30	1,065	-	-	-	1,065
Shares repurchased and cancelled (note 10(d))	(400)	(337)	-	-	(10,200)	(10,537)
Share repurchases (note 10(e))	(79)	(2,152)	2,152	-	-	-
Other comprehensive income (note 17)	-	-	-	1,034	-	1,034
Dividends declared	-	-	191	-	(27,687)	(27,496)
Net earnings	-	-	-	-	239,904	239,904
Balance, October 2, 2011	121,331	$100,436	$16,526	$25,572	$1,184,781	$1,327,315

See accompanying notes to consolidated financial statements.

GILDAN 2011 REPORT TO SHAREHOLDERS P.55

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 2, 2011, October 3, 2010 and October 4, 2009
(in thousands of U.S. dollars)

	2011	2010	2009
Cash flows from (used in) operating activities:
Net earnings	$239,904	$198,245	$95,329
Adjustments for non-cash items (note 19(a))	70,851	72,360	64,178
	310,755	270,605	159,507
Changes in non-cash working capital balances:
Trade accounts receivable	(18,861)	16,018	45,608
Inventories	(182,080)	(32,280)	16,742
Prepaid expenses and deposits	698	2,020	(1,191)
Other current assets	1,883	(168)	2,743
Accounts payable and accrued liabilities	74,496	52,127	(22,731)
Income taxes payable	(5,341)	(6,771)	(31,499)
	181,550	301,551	169,179
Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under revolving long-term credit facility	209,000	-	(45,000)
Dividends paid	(27,496)	-	-
Increase in other long-term debt	-	43	44
Repayment of other long-term debt	-	(4,430)	(3,661)
Proceeds from the issuance of shares	4,017	1,869	906
Repurchase and cancellation of shares (note 10(d))	(10,537)	-	-
Repurchase of shares (note 10(e))	(2,152)	-	-
Recovery related to repricing of stock options previously exercised	-	1,159	-
	172,832	(1,359)	(47,711)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(159,946)	(126,855)	(43,877)
Purchase of intangible assets	(4,776)	(1,026)	(1,061)
Business acquisitions (note 2)	(349,639)	(15,850)	(1,196)
Payment of contingent consideration (note 19(d))	(5,815)	-	-
Restricted cash related to a business acquisition	-	254	3,958
Purchase of corporate asset, net of proceeds (note 19(a))	(3,693)	-	-
Proceeds on disposal of assets held for sale	1,125	4,708	6,349
Net (increase) decrease in other assets	(1,193)	(2,477)	1,629
	(523,937)	(141,246)	(34,198)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(85)	(236)	105
Net (decrease) increase in cash and cash equivalents during the year	(169,640)	158,710	87,375
Cash and cash equivalents, beginning of year	258,442	99,732	12,357
Cash and cash equivalents, end of year	$88,802	$258,442	$99,732

Supplemental disclosure of cash flow information (note 19)

See accompanying notes to consolidated financial statements.

GILDAN 2011 REPORT TO SHAREHOLDERS P.56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2011, October 3, 2010 and October 4, 2009
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

Gildan Activewear Inc. (the "Company") is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28. All references to 2011, 2010 and 2009 represent the fiscal years ended October 2, 2011, October 3, 2010 and October 4, 2009, respectively.

1. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles. The Company’s functional currency is the U.S. dollar. The principal accounting policies of the Company are summarized as follows:

(a)	Basis of presentation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated financial statements also include the accounts of a yarn spinning joint venture with Frontier Spinning Mills, Inc., CanAm Yarns LLC (“CanAm”), as the Company is considered the primary beneficiary of this entity. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Future accounting standards:

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual consolidated financial statements beginning October 3, 2011 with comparative information for fiscal 2011.

(c)	Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(d)	Trade accounts receivable:

Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

(e)	Inventories:

Inventories are stated at the lower of First-In First-Out cost and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials used in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods under normal circumstances.

(f)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost. Depreciation and amortization are recorded on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	3 to 10 years
Other equipment	2 to 10 years

GILDAN 2011 REPORT TO SHAREHOLDERS P.57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(f)	Property, plant and equipment (continued):

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the balance sheet date. Depreciation on these assets commences when the assets are put into service.

(g)	Assets held for sale:

Long-lived assets are classified as held for sale when certain criteria are met, which include: the Company’s commitment to a plan to sell the assets; the assets are available for immediate sale in their present condition; an active program to locate buyers and other actions to sell the assets have been initiated; the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; the assets are being actively marketed at reasonable prices in relation to their fair value; and it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

The Company measures assets held for sale at the lower of carrying amount or fair value less cost to sell. These assets are not depreciated.

(h)	Intangible assets:

Intangible assets include identifiable intangible assets acquired in a business combination, which are initially recorded at fair value at the date of acquisition, and include trademarks, license agreements, customer contracts and customer relationships, and non-compete agreements. Intangible assets also include the cost of computer software that is not an integral part of the related hardware. Intangible assets with finite lives are depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Customer contracts and customer relationships	20 years
License agreements	7 years
Computer software	4 years
Non-compete agreements	2 years

Trademarks are not amortized as they are considered to be indefinite life intangible assets, and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The costs of information technology projects including internally developed computer software are capitalized and included in intangible assets commencing at the point at which the following criteria are met: the technical feasibility of completing the projects have been achieved; the Company intends to complete the information technology projects and is capable of using the software internally; the software will generate probable future economic benefits; the Company has adequate technical, financial and other resources to complete development of the projects; and the Company has the ability to reliably measure the expenditures attributable to the information technology projects during development. The Company does not capitalize pilot projects where it believes that future economic benefits are less than probable or projects that do not meet the above criteria. The costs of information technology projects that are capitalized include the cost of software tools and licenses used in the development of the projects as well as direct payroll and consulting costs. The capitalization of costs ceases and depreciation commences when the assets are put into service.

(i)	Impairment of long-lived assets:

Property, plant and equipment and intangible assets with finite lives are reviewed for potential impairment if events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset (or asset group for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities) and its eventual disposition are less than its carrying amount. The amount of the impairment loss recognized is measured as the amount by which the carrying value for an asset exceeds the fair value of the asset or asset group, with fair value being determined based on the present value of expected future cash flows or appraised values, depending on the nature of the asset or asset group. The annual impairment test for trademarks, which are considered to be intangible assets with indefinite lives, consists of a comparison of the fair value of the trademarks, using the present value of expected future cash flows, with the carrying amount of the trademarks. If the carrying amount of the trademarks exceeds their fair value, an impairment loss is recognized in an amount equal to the excess.

GILDAN 2011 REPORT TO SHAREHOLDERS P.58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(i)	Impairment of long-lived assets (continued):

Assessing the impairment of long-lived assets requires the Company to make significant estimates and assumptions, including, but not limited to, the expected future cash flows that the asset or asset group will generate based on internal plans, which incorporate management’s judgments as to the remaining service potential of the long-lived assets, and their fair value on an open market. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment.

(j)	Goodwill:

Goodwill recorded in connection with business combinations represents the excess of the purchase price over the fair value of net assets acquired, and is assigned to a reporting unit at the time of acquisition. Goodwill is not amortized and is tested for impairment on an annual basis, or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The annual goodwill impairment test involves a two-step process. First, the fair value of a reporting unit is compared with its carrying amount, including goodwill, in order to identify a potential impairment. The fair value of the reporting unit under the first step is determined based on the present value of expected future cash flows. The second step is required if the carrying amount of a reporting unit exceeds its fair value as determined in the first step, in which case the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit, including the implied fair value of any intangible assets that would be recorded had the reporting unit been acquired in a business acquisition. Any fair value in excess of amounts allocated to the reporting unit’s net assets represents the implied fair value of goodwill for that reporting unit. If the carrying value of the goodwill exceeds the implied fair value, the carrying value is written down by an amount equal to such excess.

The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments with respect to a variety of factors, including expected sales, gross margins, selling, general and administrative expenses, capital expenditures, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. If the future was to adversely differ from management’s best estimate of key economic assumptions, and if associated cash flows were to materially decrease, the Company may be required to record impairment charges related to its goodwill.

(k)	Foreign currency translation:

Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than U.S. dollars are translated at the rates of exchange at the balance sheet date. Other balance sheet items denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings.

The Company’s foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in net earnings. The Company does not currently have any self-sustaining foreign subsidiaries.

(l)	Revenue recognition:

Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and to the extent that the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors, and exclude sales taxes.

GILDAN 2011 REPORT TO SHAREHOLDERS P.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(m)	Cost of sales and gross profit:

Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties.

Gross profit is the result of sales less cost of sales. The Company’s gross profit may not be comparable to this metric as reported by other companies, since some entities exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(n)	Selling, general and administrative expenses:

Selling, general and administrative (SG&A) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased facilities and equipment, professional fees, non-manufacturing depreciation and amortization expense, and other general and administrative expenses. SG&A expenses also include bad debt expense, and amortization of customer-related intangible assets, license agreements and non-compete agreements.

(o)	Advertising and product introduction expenditures:

Advertising and co-op advertising expenses are expensed as incurred in selling, general and administrative expenses. Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue when incurred unless the Company receives a benefit over a period of time and certain other criteria are met, such as identifiable contractual rights which are enforceable and recoverable. In this case, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(p)	Cotton and yarn procurements:

The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(q)	Financial instruments and hedging relationships:

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in net earnings in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet or is determined to be impaired. Financial assets and liabilities measured at fair value use a fair value hierarchy to prioritize the inputs used in measuring fair value. Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

GILDAN 2011 REPORT TO SHAREHOLDERS P.60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Financial instruments and hedging relationships (continued):

Derivative instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in net earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a cash flow hedge, when hedging instruments become ineffective before their maturity or the hedging relationship is terminated, any gains, losses, revenues or expenses associated with the hedging item that had previously been recognized in other comprehensive income as a result of applying hedge accounting are carried forward to be recognized in net earnings in the same period as the hedged item affects net earnings, to the extent that it is probable that the forecasted cash flows will occur. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in net earnings. Any derivative instrument that does not qualify for hedge accounting is recorded at fair value at each reporting date with the change in fair value for the period being included in net earnings.

When the Company utilizes derivatives in hedge accounting relationships, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting cash flows of hedged items.

(r)	Comprehensive income:

Comprehensive income, which consists of net earnings and other comprehensive income, is defined as the change in shareholders’ equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles and includes unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation gains and losses arising from self-sustaining foreign subsidiaries and changes in the fair value of the effective portion of qualifying cash flow hedging instruments.

(s)	Income taxes:

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes future income tax assets only to the extent that, in management’s opinion, it is more likely than not that the future income tax assets will be realized, based on estimates of future taxable income in applicable jurisdictions and other assumptions. A valuation allowance is provided to the extent that it is determined that it is no longer more likely than not that the asset will be realized. Future income tax assets and future income tax liabilities are offset if they relate to the same taxable entity and the same taxation authority.

The Company’s income tax provision is based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. The Company recognizes the benefits of uncertain tax filing positions in its financial statements when it is considered likely that the tax position will be sustained upon examination by tax authorities, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized from such positions are measured at the best estimate of the amounts expected to be realized upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. Previously recognized tax benefits relating to uncertain tax filing positions are derecognized if it becomes likely that the Company’s tax position will no longer be upheld.

GILDAN 2011 REPORT TO SHAREHOLDERS P.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(t)	Stock-based compensation and other stock-based payments:

The Company follows the fair value-based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For stock options and Treasury restricted share units, compensation cost is measured at the fair value at the date of grant, net of estimated forfeitures, and is expensed over the award’s vesting period. The fair value of stock options granted is estimated on the date of grant using the Black-Scholes pricing model, and the fair value of Treasury restricted share units granted is equal to the market price of the common shares of the Company on the date of grant. For non-Treasury restricted share units, the compensation cost is ultimately measured based on the market price of the Company's shares at the vesting date, net of estimated forfeitures, and is expensed over the award's vesting period. The offsetting liability is marked to the underlying market price until the vesting date with any changes in the market value of the Company's shares resulting in a change in the measure of compensation cost for these awards until vested, which is recorded in the periods in which these changes occur. The measurement of the compensation cost for certain Treasury and non-Treasury restricted share units, for which the vesting is partially contingent on the achievement of performance conditions, includes the probability of achieving the performance conditions, net of estimated forfeitures.

For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.

(u)	Employee future benefits:

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred.

In connection with the acquisition of Gold Toe Moretz in April 2011 as described in note 2, the Company acquired a funded qualified defined benefit plan (“Retirement Plan”) covering certain employees of Gold Toe Moretz. The Retirement Plan has been frozen since January 1, 2007, and as such no additional employees became participants in the Retirement Plan and existing participants in the Retirement Plan ceased accruing any additional benefits after that date. The pension obligation is actuarially determined using the projected benefit method to determine plan obligations and related periodic costs. Assets of the Retirement Plan are invested in high quality money market funds and are recorded at fair value. Plan valuations require economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations, and participant demographic assumptions including mortality rates. Because the Retirement Plan is frozen, salary escalation is not considered in the actuarial valuation, and there are no current service costs incurred. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions. Actual results that differ from the actuarial assumptions are reflected as unrecognized gains and losses. Unrecognized gains and losses that exceed 10% of the greater of the plan’s projected benefit obligations or market value of assets at the beginning of the period are amortized to earnings over the estimated service life of the remaining plan participants.

The Company also maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

(v)	Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options and the issuance of Treasury restricted share units, if dilutive. The number of additional shares is calculated by assuming that all outstanding options are exercised and all outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized stock-based compensation which is considered to be assumed proceeds under the treasury stock method, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized stock-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

GILDAN 2011 REPORT TO SHAREHOLDERS P.62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(w)	Environmental expenditures:

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized in property, plant and equipment and are generally amortized over the remaining useful life of the underlying asset. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

The Company may be obliged to incur certain future removal and site restoration costs should it decide to discontinue some of its activities. Where there is a legal obligation associated with the retirement of property, plant and equipment, and the fair value of the obligation can be reasonably estimated, a liability is initially recognized at its estimated fair value and a corresponding asset retirement cost is added to the carrying value of the related asset and amortized over the remaining life of the underlying asset. The Company had no recognized asset retirement obligations as at October 2, 2011 and October 3, 2010, as the Company plans to continue its activities for an indeterminate period and the range of possible methods of restoration are not conclusive at this time. As such, the information available to the Company is insufficient to reasonably estimate the fair value of a conditional asset retirement obligation.

(x)	Business acquisitions:

The Company accounts for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition, including direct and incremental costs incurred to effect the business combination, is allocated to its identifiable net assets, including certain restructuring and integration costs of the acquired business, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. When the amounts assigned to identifiable net assets exceed the cost of the purchase, resulting in negative goodwill, the excess is applied, to the extent possible, to certain non-current assets, with the balance recorded as an extraordinary gain.

(y)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities and fair values of financial instruments at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve varying degrees of judgment and uncertainty, and are based on a number of factors, including historical experience, current events and industry trends, information available from outside sources, management’s business plans, and other assumptions that management believes are reasonable based on information available at the time they are made. Given the inherent uncertainty involved in making estimates, actual results reported in future periods could differ materially from these estimates.

Significant areas requiring the use of management estimates and assumptions include: the allowance for doubtful accounts and accruals for sales promotional programs; the valuation of inventory at the lower of cost and net realizable value; the useful life and valuation of property, plant and equipment and intangible assets with finite lives; actuarial and economic assumptions used in determining pension costs and accrued pension liabilities; the composition and valuation of future income tax assets and liabilities; and the assumptions used in impairment tests on long-lived assets and indefinite life intangible assets and goodwill.

2. BUSINESS ACQUISITIONS:

Gold Toe Moretz Holdings Corp.

On April 15, 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz Holdings Corp. (“Gold Toe Moretz”), a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States.

GILDAN 2011 REPORT TO SHAREHOLDERS P.63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BUSINESS ACQUISITIONS (continued):

Gold Toe Moretz Holdings Corp. (continued)

The aggregate purchase price of $349.6 million, net of cash acquired, included direct acquisition related costs of $7.3 million. The purchase agreement provides for an additional purchase price consideration of up to 150,000 common shares which have been issued in the form of treasury restricted share units (“Treasury RSUs”) at closing, with a fair value of approximately $4 million as at October 2, 2011. The vesting of the Treasury RSUs is contingent on specified future events. This contingent consideration has not been reflected in the purchase price of the acquisition on the basis that the outcome of the contingency cannot be determined beyond a reasonable doubt at this time. Any additional purchase price consideration paid by the Company will be accounted for as an increase to goodwill. The Company financed the acquisition by using approximately $100 million of cash on hand and approximately $250 million drawn on the Company’s revolving long-term credit facility.

The Company accounted for this acquisition using the purchase method and the results of Gold Toe Moretz have been consolidated with those of the Company from the date of acquisition. The Company has allocated the purchase price to the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$28,150
Income taxes receivable	208
Inventories	57,549
Prepaid expenses and deposits	2,080
Future income taxes, current	10,810
Other current assets	122
Property, plant and equipment	3,523
Intangible assets (i)	204,700
Other assets	495
307,637

Liabilities assumed:
Accounts payable and accrued liabilities	(54,828)
Future income taxes, net, non-current	(40,377)
(95,205)

Net identifiable assets acquired	212,432
Goodwill	137,207
Purchase price	$349,639

Consideration:
Cash paid at closing, net of cash acquired of $3,576	$342,368
Direct acquisition costs	7,271
$349,639

Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

GILDAN 2011 REPORT TO SHAREHOLDERS P.64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BUSINESS ACQUISITIONS (continued):

Gold Toe Moretz Holdings Corp. (continued)

(i)	The estimated fair value of intangible assets of $204.7 million included in the purchase price allocation above consists of the following:

Trademarks (not subject to amortization)	$94,000
License agreements	51,000
Customer relationships	58,000
Non-compete agreements	1,700
$204,700

Shahriyar Fabric Industries Limited

Effective March 31, 2010, the Company acquired 100% of the common shares of Shahriyar Fabric Industries Limited ("Shahriyar"), a vertically-integrated knitting, dyeing, finishing, cutting and sewing facility for the manufacture of high-quality ring-spun T-shirts near Dhaka, Bangladesh, for a total consideration of $15.9 million.

The Company accounted for this acquisition using the purchase method and the results of Shahriyar have been consolidated with those of the Company from the date of acquisition. The Company has allocated the purchase price to the assets acquired based on their fair value and taking into account all relevant information available at that time.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$1,392
Inventories	1,120
Other current assets	1,383
Property, plant and equipment	12,181
16,076
Liabilities assumed:
Accounts payable and accrued liabilities	(3,714)

Net identifiable assets acquired	12,362
Goodwill	3,488
Purchase price	$15,850

Consideration:
Payment to shareholders	$3,250
Repayment of debt on behalf of the selling shareholders at closing	12,000
Direct acquisition costs	600
$15,850

The Company’s repayment of the debt on behalf of the selling shareholders at closing was funded through a short-term banking facility of $12 million. This facility bore interest at 9.5% per annum, and was secured by a restricted cash deposit. As at October 3, 2010 the amount drawn under the short-term banking facility amounted to $9.9 million with a corresponding restricted cash deposit of the same amount, and the Company offset these amounts owing under the short-term banking facility against the collateral deposit in the consolidated balance sheet since the Company had the legal right of offset and used the collateral deposit to repay the bank facility in fiscal 2011. As at October 2, 2011, there were no amounts drawn under the short-term banking facility.

Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

GILDAN 2011 REPORT TO SHAREHOLDERS P.65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVENTORIES:

Inventories were comprised of the following:

	2011	2010

Finished goods	$469,600	$240,884
Raw materials and spare parts inventories	74,284	54,353
Work in process	31,710	37,305
	$575,594	$332,542

The amount of inventory recognized as an expense and included in cost of sales was $1,262.9 million (2010 - $928.9 million; 2009 - $795.0 million), which included an expense of $6.2 million (2010 - $7.1 million; 2009 - $8.1 million) related to the write-down of inventory to net realizable value.

4. PROPERTY, PLANT AND EQUIPMENT:

		Accumulated	Net book
2011	Cost	depreciation	value

Land	$35,549	$-	$35,549
Buildings and improvements	196,531	47,124	149,407
Manufacturing equipment	511,543	227,935	283,608
Other equipment	99,256	49,970	49,286
Assets not yet utilized in operations	47,548	-	47,548
	$890,427	$325,029	$565,398

		Accumulated	Net book
2010	Cost	depreciation	value

Land	$34,923	$-	$34,923
Buildings and improvements	169,865	42,010	127,855
Manufacturing equipment	413,287	176,686	236,601
Other equipment	73,599	38,005	35,594
Assets not yet utilized in operations	44,319	-	44,319
	$735,993	$256,701	$479,292

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the balance sheet date.

5. GOODWILL AND INTANGIBLE ASSETS:

(a)	Goodwill:

The change in the carrying amount of goodwill is as follows:

	2011	2010

Balance, beginning of year	$10,197	$6,709
Goodwill acquired (note 2)	137,207	3,488
Payment of contingent consideration (note 19(d))	5,815	-
Balance, end of year	$153,219	$10,197

GILDAN 2011 REPORT TO SHAREHOLDERS P.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. GOODWILL AND INTANGIBLE ASSETS (continued):

(b)	Intangible assets:

		Accumulated	Net book
2011	Cost	amortization	value

Customer contracts and customer relationships	$121,526	$14,446	$107,080
Trademarks (not subject to amortization)	94,000	-	94,000
License agreements	51,000	3,484	47,516
Computer software	26,038	19,477	6,561
Non-compete agreements	1,700	390	1,310
	$294,264	$37,797	$256,467

		Accumulated	Net book
2010	Cost	amortization	value

Customer contracts and customer relationships	$63,526	$9,966	$53,560
Computer software	26,453	18,692	7,761
	$89,979	$28,658	$61,321

Computer software includes $3.9 million (2010 – nil) of expenditures incurred to date for information technology projects which are still in process and not yet placed into service as at the balance sheet date.

6. OTHER ASSETS:

	2011	2010

Prepaid lease deposit	$6,073	$1,500
Long-term prepaid expenses and other	3,069	3,564
Deferred financing charges	2,789	-
Long-term non-trade receivable	1,120	953
Restricted cash related to the acquisition of Prewett (note 19(d))	-	5,788
	$13,051	$11,805

7. REVOLVING LINE OF CREDIT:

The Company's joint venture, CanAm, has a revolving line of credit in the amount of $4.0 million. Borrowings are due on demand and bear interest at LIBOR plus 2.0%, with a minimum interest rate of 4.0%, resulting in an initial rate of 4.0% per annum. The line of credit is secured by a first ranking security interest on the assets of CanAm. There were no amounts drawn under the line of credit at October 2, 2011 and October 3, 2010.

GILDAN 2011 REPORT TO SHAREHOLDERS P.67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LONG-TERM DEBT:

In June 2011, the Company increased its existing unsecured revolving long-term credit facility from $400 million to $800 million. The amended facility has a maturity date of June 2016. Amounts drawn under the revised facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points. The Company incurred certain costs related to the revolving long-term credit facility. These charges are recorded at cost and are being amortized as a financial expense on a straight-line basis over the term of the related facility. The deferred financing charges are included in other assets on the consolidated balance sheet. At October 2, 2011, $209.0 million (October 3, 2010 - nil) was drawn under this facility bearing a combined effective interest rate for the period of 2.3%, including the impact of interest rate swaps. In addition, an amount of $5.8 million (October 3, 2010 -$12.7 million) has been committed against this facility to cover various letters of credit as described in note 14.

Under various financing arrangements with its bankers and other long-term lenders, including the revolving long-term credit facility, the Company is required to meet certain financial covenants. The revolving long-term credit facility requires the Company to maintain a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the facility provides that this limit may be exceeded in the short term under certain circumstances, and to maintain an interest coverage ratio. The Company was in compliance with all financial covenants as at October 2, 2011 and October 3, 2010.

9. EMPLOYEE BENEFIT PLANS:

Defined Benefit Plan

The Company has a funded qualified defined benefit pension plan (“Retirement Plan”) covering certain employees of Gold Toe Moretz. At the time of the acquisition of Gold Toe Moretz in April 2011, the Retirement Plan was in a net deficit position of $21.8 million, which was included in accounts payable and accrued liabilities. Management’s intention is to fully fund the deficit, and subsequently liquidate and wind-up the Retirement Plan within the next twelve months. An actuarial valuation was performed at the date of acquisition and at October 2, 2011 with liabilities determined on a plan termination basis. The last valuation for funding purposes was performed on January 1, 2011, and the next valuation for funding purposes is expected to be performed on January 1, 2012. The Company has made funding contributions of $19 million, and has begun de-risking the Retirement Plan through settlement payments totaling $39 million for the period from April 15, 2011 to October 2, 2011. The Company expects to contribute approximately $5.5 million to the Retirement Plan in fiscal 2012 followed by the termination and wind-up of the Retirement Plan shortly thereafter.

At October 2, 2011, the funded status of the Company’s Retirement Plan was as follows:

October 2, 2011

Benefit obligation at April 15, 2011	$55,975
Interest cost	900
Actuarial loss	1,574
Settlement charge	545
Benefits paid	(1,879)
Plan settlements	(39,004)
Benefit obligation at end of year	$18,111

Fair value of plan assets at April 15, 2011	$34,181
Employer contributions	19,000
Plan settlements	(39,004)
Actual return on plan assets	267
Benefits paid	(1,879)
Fair value of plan assets at end of year	$12,565

Funded status - plan deficit	$(5,546)
Unamortized actuarial loss	1,574
Accrued benefit liability - included in accounts payable and accrued liabilities	$(3,972)

The plan assets are invested entirely in high quality money market funds.

GILDAN 2011 REPORT TO SHAREHOLDERS P.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. EMPLOYEE BENEFIT PLANS (continued):

Net periodic pension expense of the Company’s Retirement Plan for the year ended October 2, 2011 includes the following components:

2011

Interest cost	$900
Expected return on plan assets	(267)
Settlement charge	545
Net periodic pension expense - included in restructuring and acquisition-related costs	$1,178

Weighted-average assumptions to determine benefit obligations and net periodic benefit cost:

2011

Benefit obligation:
Discount rate	4.84%

Net periodic benefit cost:
Discount rate	3.74%
Rate of return on plan assets	3.50%

Defined Contribution Plan
For the year ended October 2, 2011, defined contribution expenses were $2.0 million (October 3, 2010 - $1.4 million; October 4, 2009 - $1.4 million).

Statutory Severance
During fiscal 2011, the Company expensed $12.2 million (2010 - $9.1 million; 2009 - $7.1 million) in cost of sales, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. As at October 2, 2011, an amount of $12.6 million (October 3, 2010 - $10.2 million) has been included in accounts payable and accrued liabilities.

10. SHAREHOLDERS’ EQUITY:

(a)	The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income:

At the commencement of fiscal 2004, the Company adopted the U.S. dollar as its functional and reporting currency. The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26.2 million, which is reflected in the accumulated other comprehensive income. In addition, accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period.

GILDAN 2011 REPORT TO SHAREHOLDERS P.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. SHAREHOLDER’S EQUITY (continued):

(c)	Share capital:

Authorized:

First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at October 2, 2011 and October 3, 2010 none of the first and second preferred shares were issued. Common shares, authorized without limit as to number and without par value.

Issued:

As at October 2, 2011, there were 121,330,544 common shares (October 3, 2010 - 121,351,998) issued and outstanding.

(d)	Normal Course Issuer Bid:

In December 2010, the Company announced the reinstatement of a normal course issuer bid to repurchase up to one million outstanding common shares of the Company on the TSX and the NYSE (the “NCIB”). During fiscal 2011, the Company repurchased and cancelled a total of 0.4 million common shares for a total cost of $10.5 million. Of the total cost, $0.3 million was charged to share capital and $10.2 million was charged to retained earnings as there was no amount of contributed surplus attributable to these common shares. On December 2, 2011 the TSX approved the renewal of the Company’s NCIB to purchase up to one million common shares, representing approximately 0.8% of its issued and outstanding common shares, in accordance with the requirements of the TSX. Common shares purchased under the NCIB will be cancelled.

(e)	Common shares purchased as settlement for Non-Treasury RSUs:

In September 2011, the Company established a trust for the purpose of purchasing 79,108 common shares on the open market for a total cost of $2.2 million which were used to settle the vesting of non-Treasury RSUs in lieu of cash. As such, the common shares were held in trust for and on behalf of the holders of the vesting non-Treasury RSUs, and the Company reflected the common shares as held in treasury at October 2, 2011. The common shares held in treasury were subsequently re-issued in October 2011, when the Non-Treasury RSUs vested. At the time the shares were purchased, the corresponding liability recorded in the amount of $2.2 million for the Non-Treasury RSUs initially expected to be settled in cash was reclassified to contributed surplus.

11. STOCK-BASED COMPENSATION:

(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current stock price as defined in the plans. Shares purchased under the plans prior to January 1, 2008 must be held for a minimum of one year. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 2,800,000 common shares for issuance under the plans. As at October 2, 2011, a total of 266,925 shares (2010 - 243,702) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2010 - $0.1 million; 2009 - $0.1 million) relating to the employee share purchase plans.

GILDAN 2011 REPORT TO SHAREHOLDERS P.70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units:

The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at October 2, 2011, 2,530,322 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time award of 409,711 options which cliff vest on the fifth anniversary of the grant date, and expire no more than seven or ten years after the date of the grant. All stock options granted prior to fiscal 2007 have fully vested.

As previously disclosed in fiscal 2010, an internal review of all stock option grants made by the Company since its initial public offering in 1998 was conducted by a special committee of independent directors of the Board. As a result of this review, the Company determined that certain stock options granted to employees, officers and directors during fiscal years 1999 to 2003 had been awarded at prices which were inconsistent with the terms of the Company’s LTIP in effect at the time, as well as with certain requirements of the Toronto Stock Exchange. The special committee of the Board concluded that there had been no intention of wrongdoing on the part of any current or former director or senior officer in the granting of stock options during the aforesaid period. However, current directors and senior executive officers who inadvertently benefitted from more favourable pricing of stock options have voluntarily reimbursed the Company for any excess gains and have agreed to the repricing of unexercised options. In addition, the Company pursued all reasonable avenues for recoveries from other parties. The steps taken by the Company resulted in: (i) the Company increasing the exercise price of 261,440 unexercised vested stock options during the second quarter of fiscal 2010, resulting in a $0.2 million increase in the aggregate exercise value of the unexercised stock options, or representing an increase to the weighted average exercise price for these stock options of $0.77 (from $6.18 to $6.95), and also resulting in an increase of $0.10 to the weighted average exercise price of all options outstanding as at April 4, 2010 (from $18.76 to $18.86), and; (ii) the Company recovering $2.2 million in cash, including $1.1 million from current senior officers during the second quarter of fiscal 2010 relating to stock options that were previously exercised, and $1.1 million from other parties during the first quarter of fiscal 2010. Amounts recovered in cash from current senior officers have been recorded as a credit to contributed surplus. No adjustment was required to prior year financial statements under either Canadian or U.S. GAAP.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs are credited to contributed surplus when the dividends are declared, whereas the additional awards related to outstanding non-Treasury RSUs and deferred share units are credited to accounts payable and accrued liabilities.

GILDAN 2011 REPORT TO SHAREHOLDERS P.71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)

Stock options outstanding, October 4, 2009	1,010	$16.21
Changes in outstanding stock options:
Granted	498	21.77
Exercised	(183)	7.06
Forfeited	(26)	26.87
Stock options outstanding, October 3, 2010	1,299	19.57
Changes in outstanding stock options:
Granted	69	28.64
Exercised	(379)	8.72
Forfeited	(28)	26.88
Stock options outstanding, October 2, 2011	961	$24.28

The weighted average fair value of each stock option granted was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2011	2010	2009

Risk-free interest rate	2.01%	2.69%	3.06%
Expected volatility	52.37%	42.48%	34.98%
Expected life	5.25 years	7.1 years	5.25 years
Expected dividend yield	-	-	-

The grant date weighted average fair value of stock options granted in fiscal 2011 was $13.36 (2010 – $8.51; 2009 –$9.24).

The following table summarizes information about stock options outstanding and exercisable at October 2, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number	Weighted average exercise price	Weighted average remaining contractual life (yrs)	Number	Weighted average exercise price
(in Canadian dollars)		(in Canadian dollars)			(in Canadian dollars)
$ 5.40 - $ 5.72	31	$5.53	0.25	31	$5.53
$20.12 - $23.49	667	22.21	6.60	38	23.49
$27.17 - $39.39	263	31.75	3.33	175	31.93
	961	$24.28		244	$27.25

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With the exception of a special, one-time award, which vests at the end of an eight-year period, all other Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

GILDAN 2011 REPORT TO SHAREHOLDERS P.72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 4, 2009	758	$18.48
Changes in outstanding Treasury RSUs:
Granted	202	18.57
Settled through the issuance of common shares	(182)	11.64
Forfeited	(30)	24.17
Treasury RSUs outstanding, October 3, 2010	748	19.93
Changes in outstanding Treasury RSUs:
Granted	62	35.40
Granted for dividends declared	6	29.93
Settled through the issuance of common shares	(26)	22.68
Forfeited	(29)	25.78
Treasury RSUs granted as contingent consideration (note 2)	150	35.40
Treasury RSUs outstanding, October 2, 2011	911	$23.34

As at October 2, 2011 and October 3, 2010, none of the outstanding Treasury RSUs were vested for which shares were issued subsequent to year-end. The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, was $4.9 million (2010 - $4.1 million; 2009 - $3.0 million). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital. As described in note 2, the compensation expense excludes the value of 150,000 Treasury RSUs granted in connection with the acquisition of Gold Toe Moretz as they are considered contingent consideration.

Outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 4, 2009	185
Changes in outstanding non-Treasury RSUs:
Granted	214
Settled	(70)
Forfeited	(16)
Non-Treasury RSUs outstanding, October 3, 2010	313
Changes in outstanding non-Treasury RSUs:
Granted	151
Granted for dividends declared	3
Settled	(29)
Forfeited	(42)
Non-Treasury RSUs outstanding, October 2, 2011	396

GILDAN 2011 REPORT TO SHAREHOLDERS P.73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they are expected to be settled in cash at the end of the vesting period. The settlement amount is based on the Company's stock price at the vesting date. Beginning in fiscal 2010, 100% of Non-Treasury RSUs awarded to executive officers are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of Non- Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As of October 2, 2011, the weighted average fair value per non-Treasury RSU was $25.84. Non-Treasury RSUs that are expected to be settled in cash are non-dilutive as no common shares are issued from treasury. As at October 2, 2011, none (2010 – 18,911) of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, was $3.7 million (2010 - $2.9 million; 2009 - $0.8 million). The liability under this plan as at October 2, 2011, is $3.9 million (October 3, 2010 - $3.1 million) and is recorded in accounts payable and accrued liabilities.

12. DEFERRED SHARE UNIT PLAN:

The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is the market price of the Company’s common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at October 2, 2011, there were 78,416 (2010 - 53,602) DSUs outstanding at a value of $2.0 million (2010 - $1.5 million). This amount is included in accounts payable and accrued liabilities. The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses.

Changes in outstanding DSUs were as follows:

Number

DSUs outstanding, October 4, 2009	36
Granted	18
DSUs outstanding, October 3, 2010	54
Granted	24
DSUs outstanding, October 2, 2011	78

13. COMMITMENTS AND CONTINGENCIES:

(a)	The minimum annual lease payments under operating leases for premises, equipment and aircraft are approximately as follows:

Fiscal year
2012	$12,210
2013	9,112
2014	6,555
2015	5,032
2016	4,316
Thereafter	10,750
$47,975

GILDAN 2011 REPORT TO SHAREHOLDERS P.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. COMMITMENTS AND CONTINGENCIES (continued):

(b)	As at October 2, 2011, there were contractual obligations outstanding of approximately $54.9 million for the acquisition of property, plant and equipment (2010 - $76.1 million).

(c)

During fiscal 2011, the United States Department of Agriculture advanced $3.3 million (2010 - $3.1 million; 2009 - $4.3 million) to CanAm, in connection with a subsidy program with the intent of assisting domestic spinning and textile manufacturers. Amounts received under this program are based on U.S. cotton consumption. The assistance provided is not repayable, provided that eligible capital investments are incurred over a certain period of time for amounts equivalent to the assistance received. All amounts received are recorded as deferred income and are included in accounts payable and accrued liabilities until there is reasonable assurance that eligible capital investments will be incurred. Once reasonable assurance is obtained, the amounts recorded in deferred income are recognized and proportionately allocated as a reduction of cost of goods sold and property, plant and equipment, using the intent of the subsidy program as a basis for the allocation. During fiscal 2011, the Company recognized $3.2 million of the subsidies received as a reduction of cost of goods sold (2010 - $6.0 million; 2009 - nil), partially offset by a charge of $1.6 million (2010 - $3.0 million; 2009 - nil) to non-controlling interest in the Company’s consolidated statement of earnings to reflect the 50% non-controlling interest of the amount recognized. In addition, the Company recorded $0.5 million (October 3, 2010 - $0.7 million; October 4, 2009 - nil) as a reduction of capital expenditures as at October 2, 2011. As at October 2, 2011, financial assistance received in the amount of $0.8 million, $3.3 million, and $0.6 million is to be disbursed by CanAm no later than February 2012, February 2013 and February 2014, respectively, to finance eligible capital expenditures.

(d)	Securities Class Actions:

The Company and certain of its senior officers were named as defendants in a number of class action lawsuits filed in the United States District Court for the Southern District of New York, which were subsequently consolidated, alleging claims under the U.S. securities laws, as well as in class action lawsuits filed in the Ontario Superior Court of Justice and in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits alleged, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which guidance was subsequently revised on April 29, 2008.

On August 3, 2010, the Company announced that it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts, on behalf of all persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 (the “Class Members”). Final court approval of the settlement was obtained from each of the courts in February and March 2011 and all of the actions have been dismissed on terms including releases from Class Members of the claims against the Company and the named senior officers. The settlement agreement provided for a total settlement amount of $22.5 million, which has been entirely funded by the Company’s insurers. Therefore no provision has been recorded in the consolidated financial statements and no amounts have been disbursed by the Company in respect of the settlement.

(e)

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. GUARANTEES:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 2, 2011, the maximum potential liability under these guarantees was $15.1 million (2010 - $21.8 million), of which $5.0 million (2010 - $5.1 million) was for surety bonds and $10.1 million (2010 - $16.7 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, the corporate guarantees and standby letters of credit mature at various dates in fiscal 2012.

As at October 2, 2011, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

GILDAN 2011 REPORT TO SHAREHOLDERS P.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2011	2010	2009

Combined basic Canadian federal and provincial income taxes	$64,514	$59,533	$27,884

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(82,407)	(70,105)	(32,181)
Income tax (recovery) charge for prior taxation years	(413)	2,322	(6,085)
Effect of non-deductible expenses and other	2,564	6,346	4,596
	$(15,742)	$(1,904)	$(5,786)

The income tax recovery of $6.1 million in fiscal 2009, relates to previously unrecognized tax positions of prior taxation years.

The components of income taxes are as follows:

	2011	2010	2009

Current income taxes	$3,376	$9,523	$(3,352)
Future income taxes	(19,118)	(11,427)	(2,434)
	$(15,742)	$(1,904)	$(5,786)

Significant components of the Company’s future income tax assets and liabilities are as follows:

		2011	2010

Future income tax assets (liabilities)
Non-capital losses		$67,853	$12,778
Taxable temporary differences related to:
Reserves and accruals		11,666	6,340
Property, plant and equipment		(6,428)	(5,863)
Intangible assets		(91,428)	(19,751)
Other		3,428	2,020
Net future income tax liability		$(14,909)	$(4,476)

Presented as:
Current assets		$11,666	$6,340
Long-term liabilities		(26,575)	(10,816)

As at October 2, 2011, the Company has non-capital loss carryforwards and taxable temporary differences available to reduce future taxable income for Canadian, and U.S. tax purposes of approximately CAD$4.9 million and $1.4 million, respectively, for which no future tax asset has been recognized. The non-capital loss carryforwards expire between 2022 and 2031.

The Company has not recognized a future income tax liability for the undistributed profits of its subsidiaries in the current or prior years because the Company currently does not expect to sell those investments, and for those undistributed profits that would become taxable, there is no intention to repatriate the profits.

GILDAN 2011 REPORT TO SHAREHOLDERS P.76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE:

	2011	2010	2009

Loss (gain) on disposal of assets held for sale	$634	$37	$(619)
Accelerated depreciation	-	2,488	-
Asset impairment loss and write-down of assets held for sale	1,722	1,826	1,595
Employee termination costs and other benefits	2,887	744	2,180
Other exit costs	3,222	3,705	3,120
Adjustment for employment contract	-	(95)	(77)
	$8,465	$8,705	$6,199

During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at its new retail distribution centre in Charleston, South Carolina, and to close its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne, Alabama. In February 2009, the Company closed its U.S. sock finishing operations in Fort Payne, Alabama, and in February 2011 the Company announced the closure of the remaining U.S. sock knitting operations in Fort Payne, Alabama.

For fiscal 2011, restructuring and acquisition-related costs totalled $8.5 million, mainly relating to the closure of the U.S. sock knitting operations mentioned above, including $2.9 million of employee termination costs, other exit costs of $2.0 million related to carrying and dismantling costs and $1.7 million of asset write-downs mainly for assets held for sale. Other exit costs also included net pension expense of $1.2 million related to Gold Toe Moretz's defined benefit pension plan which was incurred primarily as a result of the Company’s plan to fully fund and de-risk the plan, and reduce future pension costs.

For fiscal 2010, restructuring and acquisition-related costs totalled $8.7 million, mainly relating to the consolidation of retail distribution facilities mentioned above, including $2.5 million of accelerated depreciation, an asset impairment loss of $1.8 million, and $0.7 million of employee termination costs. The Company also incurred other exit costs of $3.7 million for fiscal 2010 including inventory transfer costs, carrying and dismantling costs, and lease termination costs.

For fiscal 2009, restructuring and acquisition-related costs totalled $6.2 million which included $3.7 million for the closure of the Company's U.S. sock finishing operations, and $3.1 million primarily related to facility closures that occurred in previous fiscal years, including carrying costs and asset write-downs, net of a gain of $0.6 million relating to assets held for sale.

Assets held for sale of $13.1 million as at October 2, 2011 (October 3, 2010 - $3.2 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred until all property, plant and equipment related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

Accounts payable and accrued liabilities include amounts relating to restructuring activities and charges to comply with an employment contract with a former officer of the Company, as follows:

Balance, October 4, 2009	$1,686
Employee termination and other benefits	744
Adjustment for employment contract	(95)
Foreign exchange adjustment	34
Payments	(915)
Balance, October 3, 2010	1,454
Employee termination and other benefits	2,887
Payments	(3,351)
Balance, October 2, 2011	$990

GILDAN 2011 REPORT TO SHAREHOLDERS P.77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive income (loss) was comprised of the following:

	2011	2010	2009

Net (loss) gain on derivatives designated as cash flow hedges	$(4,448)	$2,151	$-
Income taxes	45	(22)	-

Amounts reclassified from other comprehensive income to net
earnings, and included in:
Net sales	5,177	(2,688)	-
Selling, general and administrative expenses	(1,045)	(701)	-
Financial expense (income), net	1,360	(489)	-
Income taxes	(55)	39	-
Other comprehensive income (loss)	$1,034	$(1,710)	$-

As at October 2, 2011, approximately $2.3 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

18. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	2011	2010	2009

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,526	121,159	120,811
Basic earnings per share	$1.97	$1.64	$0.79

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,526	121,159	120,811
Plus dilutive impact of stock options and Treasury RSUs	757	821	624
Diluted weighted average number of common shares outstanding	122,283	121,980	121,435
Diluted earnings per share	$1.96	$1.63	$0.79

Excluded from the above calculation for the year ended October 2, 2011 are 155,848 stock options (2010 - 612,144; 2009 - 452,093) and nil Treasury RSUs (2010 - 16,375; 2009 - 236,934) which were deemed to be anti-dilutive.

GILDAN 2011 REPORT TO SHAREHOLDERS P.78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments for non-cash items:

	2011	2010	2009

Depreciation and amortization (note 20(a))	$79,808	$66,472	$65,407
Variation of depreciation included in inventories (note 20(a))	(3,423)	2,725	(2,437)
Restructuring charges related to assets held for sale and property, plant and equipment (note 16)	2,356	4,351	976
Loss on disposal of long-lived assets	1,877	842	561
Loss on disposal of corporate asset (i)	3,693	-	-
Stock-based compensation costs	4,899	4,081	3,007
Future income taxes	(19,118)	(11,427)	(2,434)
Non-controlling interest in consolidated joint venture	504	3,786	110
Unrealized net loss (gain) on foreign exchange and financial derivatives not designated as cash flow hedges	255	846	(1,012)
Adjustments to financial derivatives included in other comprehensive income, net of amounts reclassified to net earnings	-	684	-
	$70,851	$72,360	$64,178

(i)

During fiscal 2011 the Company purchased a corporate aircraft pursuant to an early purchase option under its operating lease for approximately $16.9 million. Immediately following the purchase, the Company sold the corporate aircraft to an unrelated third party for proceeds of $13.2 million, resulting in a loss of $3.7 million which is included in selling, general and administrative expenses. The Company has leased a new corporate aircraft which is being accounted for as an operating lease.

(b)	Cash paid during the period for:

		2011	2010	2009
	Interest	$3,033	$638	$2,028
	Income taxes	8,620	16,443	30,419

GILDAN 2011 REPORT TO SHAREHOLDERS P.79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Non-cash transactions:

	2011	2010	2009

Balance of non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	$5,026	$2,099	$627
Proceeds on disposal of long-lived assets included in other assets	-	427	808
Proceeds on disposal of long-lived assets included in other current assets	-	-	456
Treasury RSUs issued in lieu of cash dividends	$191	$-	$-
Non-cash ascribed value credited to share capital from shares issued pursuant to vesting of Treasury RSUs and exercise of stock options	807	2,125	2,759
Shares issued as consideration for lease termination costs incurred as part of the acquisition of Gold Toe Moretz	1,065	-	-

(d)

In connection with the acquisition of V.I. Prewett & Son Inc. in fiscal 2008, the purchase agreement provided for an additional purchase consideration of up to $10.0 million contingent on specified future events. This amount was initially paid into escrow by the Company, but events occurring subsequent to the acquisition resulted in a reduction of the contingent purchase price and escrow deposit balance to $5.8 million. During fiscal 2011, the contingent purchase consideration was settled and paid to the selling shareholders in the amount of $5.8 million from the escrow deposit. The additional purchase price consideration paid by the Company has been accounted for as an increase in goodwill and a corresponding decrease in other assets.

(e)	Cash and cash equivalents consist of:

	2011	2010	2009

Cash balances with banks	$87,251	$196,279	$92,608
Short-term investments, bearing interest at rates
between 0.12% and 1.05%	1,551	62,163	7,124
	$88,802	$258,442	$99,732

GILDAN 2011 REPORT TO SHAREHOLDERS P.80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. OTHER INFORMATION:

(a)	Depreciation and amortization (excluding accelerated depreciation, which is included in restructuring and acquisition-related costs):

	2011	2010	2009

Depreciation and amortization of property, plant and equipment and intangible assets	$79,808	$66,472	$65,407
Adjustment for the variation of depreciation of property, plant and equipment and intangible assets included in inventories at the beginning and end of the period	(3,423)	2,725	(2,437)
Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$76,385	$69,197	$62,970

Comprised of:
Depreciation of property, plant and equipment	$63,283	$60,378	$53,925
Amortization of intangible assets	13,087	8,797	8,843
Amortization of financing costs and other	15	22	202
Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$76,385	$69,197	$62,970

(b)	The Company recorded bad debt expense, net of recoveries, of $0.6 million (2010 – $2.4 million; 2009 – $6.0 million) which is included in selling, general and administrative expenses.

(c)

During the fourth quarter of fiscal 2010, the Company received business interruption insurance proceeds of $8.0 million, reflecting the maximum insurance recovery available under its insurance policy related to the earthquake which struck Haiti on January 12, 2010. The earthquake impacted the Company’s third-party contractor operations used to sew the majority of the fabric produced at its Dominican Republic textile facility, which resulted in lost sales opportunities due to a temporary loss of production, as well as incremental costs related to supply chain inefficiencies. Business interruption proceeds have been recorded as a reduction of cost of sales in the statement of earnings and comprehensive income.

21. RELATED PARTY TRANSACTIONS:

The Company has transactions with Frontier Spinning Mills, Inc., which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions and balances owed:

	2011	2010	2009

Transactions:
Yarn purchases	$297,495	$156,761	$149,754
Management fee expense	750	750	750

Balances outstanding:
Accounts payable and accrued liabilities	63,132	30,050	22,129

The Company leases warehouse and office space from an officer of a subsidiary of the Company under operating leases. The payments made on these leases were in accordance with the terms of the lease agreements established and agreed to by the related parties, which amounted to $0.6 million for fiscal 2011 (2010 - nil). There were no amounts owing as at October 2, 2011.

GILDAN 2011 REPORT TO SHAREHOLDERS P.81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FINANCIAL INSTRUMENTS:

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled “Financial Risk Management” of the Management’s Discussion and Analysis of the Company’s operations, performance and financial condition as at October 2, 2011, which is included in the Report to Shareholders along with these consolidated financial statements. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments – carrying values and fair values:

The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheets, are as follows:

		2011		2010
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial assets
Held-for-trading financial assets:
Cash and cash equivalents	$88,802	$88,802	$258,442	$258,442
Loans and receivables:
Trade accounts receivable	191,594	191,594	145,684	145,684
Other current assets	6,008	6,008	7,980	7,980
Long-term non-trade receivable included in other assets	1,120	1,120	953	953
Restricted cash related to the acquisition of Prewett included in other assets	-	-	5,788	5,788
Derivative assets	3,299	3,299	1,099	1,099

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$311,262	$311,262	$183,117	$183,117
Long-term debt - bearing interest at variable rates	209,000	209,000	-	-
Derivative liabilities	4,007	4,007	3,088	3,088

Derivative assets and derivative liabilities consist of the fair values of forward foreign exchange contracts, interest rate swap contracts and zero-cost collar options outstanding at October 2, 2011. The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash included in other assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair values of cash and cash equivalents and derivative instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparty.

GILDAN 2011 REPORT TO SHAREHOLDERS P.82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FINANCIAL INSTRUMENTS (continued):

(b)	Financial expense (income), net:

	2011	2010	2009

Interest expense (i)	$2,856	$436	$1,824
Bank and other financial charges	2,216	1,504	1,039
Foreign exchange gain (ii)	(1,098)	(1,084)	(3,085)
Derivative loss (gain) on financial instruments not designated for hedge accounting	1,511	(105)	(82)
	$5,485	$751	$(304)

(i)	Interest expense (income):

		2011	2010	2009

	Interest expense on long-term debt	$3,246	$88	$1,800
	Interest expense on short-term indebtedness	27	463	142
	Interest income on held-for-trading financial assets	(434)	(132)	(103)
	Interest income on loans and receivables	(80)	(80)	(80)
	Other interest expense	97	97	65
		$2,856	$436	$1,824

	Interest income on held-for-trading financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in other assets.

(ii)	Foreign exchange gain:

		2011	2010	2009

	Gain relating to financial assets and liabilities	$(219)	$(1,154)	$(220)
	Other foreign exchange (gain) loss	(879)	70	(2,865)
		$(1,098)	$(1,084)	$(3,085)

(c)	Derivative instruments:

The Company has entered into forward foreign exchange contracts and zero-cost collar options in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts and the intrinsic value of zero-cost collar options were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The gains and losses related to the time value of zero-cost collar options are immediately recognized in earnings in the same caption as the items being hedged. The forward foreign exchange contracts and zero-cost collar options outstanding as at October 2, 2011 consisted primarily of contracts to reduce the exposure to fluctuations in Mexican pesos, Euros, Australian dollars, Canadian dollars, and Pounds sterling against the U.S. dollar. As at October 2, 2011, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being ineffective.

GILDAN 2011 REPORT TO SHAREHOLDERS P.83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FINANCIAL INSTRUMENTS (continued):

(c)	Derivative instruments (continued):

				Carrying and fair value			Maturity
	Notional				Accounts
	foreign				payable
	currency	Average	Notional	Other	and
	amount	exchange	U.S. $	current	accrued	0 to 6	7 to 12
October 2, 2011	equivalent	rate	equivalent	assets	liabilities	months	months

Forward foreign exchange contracts designated as cash flow hedges:
Sell MXN/Buy USD	112,800	0.0832	$9,389	$1,308	$-	$515	$793
Sell CAD/Buy USD	17,100	1.0438	17,849	1,378	-	647	731
Buy CAD/Sell USD	10,006	0.9594	9,600	31	(16)	13	2

Zero-cost collar options designated as cash flows hedges:
Put Options
Sell AUD/Buy USD	1,500	0.9200	1,380	84	-	84	-
Sell GBP/Buy USD	3,900	1.5636	6,098	291	-	291	-
Sell EUR/Buy USD	3,000	1.3300	3,990	207	-	207	-

Call Options
Sell AUD/Buy USD	1,500	1.0193	1,529	-	(56)	(56)	-
Sell GBP/Buy USD	3,900	1.6259	6,341	-	(118)	(118)	-
Sell EUR/Buy USD	3,000	1.3880	4,164	-	(178)	(178)	-
			$60,340	$3,299	$(368)	$1,405	$1,526

				Carrying and fair value			Maturity
	Notional				Accounts
	foreign				payable
	currency	Average	Notional	Other	and
	amount	exchange	U.S. $	current	accrued	0 to 6	7 to 12
October 3, 2010	equivalent	rate	equivalent	assets	liabilities	months	months

Forward foreign exchange contracts designated as cash flow hedges:
Sell AUD/Buy USD	7,908	0.8704	$6,883	$-	$(570)	$(334)	$(236)
Sell GBP/Buy USD	24,900	1.5443	38,454	-	(511)	(210)	(301)
Sell EUR/Buy USD	33,150	1.2964	42,977	-	(2,007)	(813)	(1,194)
Sell CAD/Buy USD	16,000	0.9938	15,900	393	-	393	-
Buy CAD/Sell USD	21,222	0.9330	19,800	706	-	368	338
			$124,014	$1,099	$(3,088)	$(596)	$(1,393)

GILDAN 2011 REPORT TO SHAREHOLDERS P.84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FINANCIAL INSTRUMENTS (continued):

(c)	Derivative instruments (continued):

During fiscal 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on a designated portion of the borrowings under the revolving long-term credit facility. As at October 2, 2011, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the interest rate swap contracts are included in other comprehensive income, and are recognized in earnings as a charge or credit to financial expense, in the same period as the interest payments on the amounts drawn under the revolving long- term credit facility are recognized. The following table summarizes the outstanding interest rate swap contracts as at October 2, 2011:

					Carrying and fair value
Notional amount	Maturity date	Pay / Receive	Fixed rate	Floating rate	Other current assets	Accounts payable and accrued liabilities

		Pay fixed rate /		1-month
$ 100,000	June 3, 2016	Receive floating rate	1.88%	U.S. LIBOR	$-	$(3,623)
		Pay fixed rate /		1-month
15,000	June 3, 2016	Receive floating rate	1.10%	U.S. LIBOR	-	(13)
		Pay fixed rate /		1-month
10,000	June 3, 2016	Receive floating rate	1.08%	U.S. LIBOR	-	(3)

$ 125,000					$-	$(3,639)

23. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s primary uses of capital are to finance capital expenditures for manufacturing and distribution facilities, working capital requirements, payment of dividends, and business acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before interest, taxes, depreciation and amortization, non-controlling interest, and restructuring and acquisition-related costs (“EBITDA”), which it aims to maintain at less than a maximum of 3.0:1. Net debt is computed as at the most recent quarterly balance sheet date. EBITDA is based on the last four quarters ending on the same date as the balance sheet date used to compute net debt. The computations of net debt/cash in excess of total indebtedness and EBITDA as at October 2, 2011, October 3, 2010 and October 4, 2009 were as follows:

GILDAN 2011 REPORT TO SHAREHOLDERS P.85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. CAPITAL DISCLOSURES (continued):

	2011	2010	2009
Current portion of long-term debt	$-	$-	$2,803
Long-term debt	209,000	-	1,584
Less: cash and cash equivalents	(88,802)	(258,442)	(99,732)
Net debt (Cash in excess of total indebtedness)	$120,198	$(258,442)	$(95,345)

	For the last four quarters ended on
	October 2,	October 3,	October 4,
	2011	2010	2009
Net earnings	$239,904	$198,245	$95,329
Restructuring and acquisition-related costs	8,465	8,705	6,199
Depreciation and amortization	79,808	66,472	65,407
Variation of depreciation included in inventories	(3,423)	2,725	(2,437)
Interest, net	2,856	436	1,824
Income tax recovery	(15,742)	(1,904)	(5,786)
Non-controlling interest in consolidated joint venture	504	3,786	110
EBITDA	$312,372	$278,465	$160,646

Net debt to EBITDA ratio	0.4:1	n/a	n/a

The Company does not currently plan to refinance its revolving credit facility, or a portion thereof, with debt of longer maturities or to raise additional equity capital, unless uses of cash arise which are currently not anticipated. In the third quarter of fiscal 2011, the Company used its revolving credit facility to partially finance the acquisition of Gold Toe Moretz.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

In December 2010, the Board of Directors approved the introduction of a quarterly cash dividend. During fiscal 2011, the Company has paid an aggregate of $27.5 million of dividends. On November 29, 2011, the Board of Directors declared a quarterly dividend of $0.075 per share for an expected aggregate payment of $9.1 million which will be paid on January 6, 2012 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on December 15, 2011. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2011 REPORT TO SHAREHOLDERS P.86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. SEGMENTED INFORMATION:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

(a)	Net sales by major product group:

	2011	2010	2009
Activewear and underwear	$1,406,036	$1,084,953	$795,535
Socks	320,005	226,510	242,784
	$1,726,041	$1,311,463	$1,038,319

(b)	Major customers and revenues by geographic area:

	(i)	The Company has two customers accounting for at least 10% of total net sales:

	2011	2010	2009
Customer A	19.4%	21.0%	18.6%
Customer B	12.1%	14.3%	15.5%

(ii)	Net sales were derived from customers located in the following geographic areas:

	2011	2010	2009
United States	$1,536,670	$1,154,776	$939,717
Canada	63,422	54,160	35,134
Europe and other	125,949	102,527	63,468
	$1,726,041	$1,311,463	$1,038,319

(c)	Property, plant and equipment by geographic area are as follows:

	2011	2010
Honduras	$333,143	$243,033
Caribbean Basin	115,582	118,876
United States	84,873	81,555
Bangladesh	12,391	12,124
Canada	8,537	10,051
Other	10,872	13,653
	$565,398	$479,292

(d)	Intangible assets by geographic area are as follows:

	2011	2010
United States	$250,060	$54,650
Canada	5,294	5,456
Honduras	951	907
Other	162	308
	$256,467	$61,321

GILDAN 2011 REPORT TO SHAREHOLDERS P.87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. SEGMENTED INFORMATION (continued):

(e)	Goodwill by geographic area is as follows:

	2011	2010
United States	$149,731	$6,709
Bangladesh	3,488	3,488
	$153,219	$10,197

25. COMPARATIVE FIGURES:

The Company reclassified $6.3 million of future income taxes between current and non-current as at October 3, 2010.

26. SUBSEQUENT EVENT:

On November 30, 2011, the Company announced a reduction in its selling prices in the U.S. wholesale distributor channel. The Company also concurrently announced that the reduction in selling prices will be applied to existing distributor inventories, which is projected to result in a distributor inventory devaluation discount of approximately $17 million, and which will be recorded as a reduction to trade accounts receivable and net sales in the first quarter of fiscal 2012.

GILDAN 2011 REPORT TO SHAREHOLDERS P.88